Press Release

Indosat Early Repay Bonds II Series B Year 2002

Jakarta, 7 November, 2012 – PT Indosat Tbk (“Indosat” or the “Company”) announces that on 6 November 2012, Indosat has exercised the Call Option of “Indosat’s Bonds II Series B of 2002” (hereinafter referred to as “Indosat Bonds IIB”) at the value of 101% of the principal amount of such Indosat Bonds IIB.

Indosat Bonds IIB, originally due on 6 November 2032, carry a total principal value of  Rp 200,000,000,000 (two hundred billion Rupiah).

“We are continuing to restructure our debt that resulting in more efficient cost of debt for the Company. Again, we would like to thank all parties involved namely the bondholders, PT Bank Rakyat Indonesia Tbk as the Trustee, Badan Pengawas Pasar Modal & Lembaga Keuangan (BAPEPAM-LK), the Indonesia Stock Exchange and PT Kustodian Sentral Efek Indonesia (KSEI) for their support and cooperation” said Alexander Rusli, President Director & CEO of Indosat.

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In the end of 2011, it has more than 50 million cellular subscribers through its brands, among others, Indosat Mobile, IM3, Mentari and Indosat Internet. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of the Qtel Group. Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT) and in the form of American Depositary Shares in New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:   62-21-30442615

Fax:  62-21-30003757

Corporate Secretary

Tel:   62-21-30442614

Fax:  62-21-30003754

Email:

   investor@indosat.com

Website:   www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.